UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From

Commission File Number 1-9801

A.                                   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

COLLINS INDUSTRIES, INC. TAX DEFERRED SAVINGS PLAN AND TRUST

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

COLLINS INDUSTRIES, INC.

15 Compound Drive

Hutchinson, Kansas  67502-4349

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS
Page

Independent Auditor’s Report	1

Financial Statements
Statements of Net Assets Available for Plan Benefits
as of December 31, 2004 and 2003	2
Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2004 and 2003	3

Notes to Financial Statements	4-8

Supplemental Information
Schedule of Assets Held at Year End	9
Schedule of Investment Assets Both Acquired and
Disposed of Within the Plan Year ended December 31, 2004	10

Report of Independent Registered Accounting Firm

To the Participants and Administrator of Collins Industries, Inc.

   Tax Deferred Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Collins Industries, Inc. Tax Deferred Savings Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements and the schedules referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the Plan benefits as of December 31, 2004 and 2003, and the changes in net assets available for the Plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole.  The supplemental schedules of the Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

July 12, 2005

Kansas City, MO                                                                         /s/ Meara, King & Co.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:

Cash	$ 185,589	$ 354,812
Investments	6,551,716	4,856,675
Total investments	6,737,305	5,211,487
Receivables:
Company contributions	4	37,514
Participant contributions	12	-
Due from broker	42,873	85,117
Accrued income	4,229	6,287
Total receivables	47,118	128,918
Total assets	6,784,423	5,340,405

LIABILITIES:

Accrued expenses	16,093	13,122
Due to broker	50,059	26,950
Total liabilities	66,152	40,072
Net assets available for plan benefits	$ 6,718,271	$ 5,300,333

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to the net assets:
Investment income:
Net appreciation in fair value of investments	$ 951,394	$ 572,231
Dividend income	125,486	102,765
Interest income	11,871	12,675
Contributions:
Company	160,837	161,604
Participant	745,785	683,738
	1,995,373	1,533,013

Reductions to net assets:
Benefits paid during the year	515,969	602,290
Administrative expenses	61,466	51,909
	577,435	654,199
Net increase	1,417,938	878,814

Net assets available for plan benefits:

Beginning of year	5,300,333	4,421,519
End of year	$ 6,718,271	$ 5,300,333

The accompanying notes are an integral part of these financial statements.

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF THE PLAN

The following brief description of Collins Industries, Inc. (the Company) Tax Deferred Savings Plan and Trust (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more detailed description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  All employees of the Company, except for corporate and subsidiary officers, directors, subsidiary presidents and general managers, are eligible to join the Plan following one year of employment, during which at least 1,000 hours are worked, and attainment of age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan trustee is Intrust Bank.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of company contributions and earnings.  Earnings and losses on the Plan assets are allocated based on the proportion of the participant’s account balance to the total of all participant account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s accounts.

Contributions and Withdrawals

Participants may elect to contribute a percentage of their compensation on a tax-deferred basis subject to certain Internal Revenue Code limits.  The Company makes matching contributions on company stock deferrals equal to 50 percent of each eligible participant’s tax-deferred contributions to the extent those tax-deferred contributions do not exceed 6 percent of the participant’s total compensation.  Participant contributions to the Plan are allocated among investments at the participants’ election.  Additional amounts may be contributed at the discretion of the Company’s Board of Directors.  During 2004 and 2003, the Company made matching contributions of $160,837 and $161,604, respectively.

The contribution receivable at December 31, 2003, is the result of a discretionary contribution identified during the conversion of Plan Trustee and Plan Administrator.  The Company funded this contribution during the 2004 Plan year.

Effective March 1, 2003, loans are no longer permitted.  Prior to March 1, 2003, an eligible Participant who is actively employed by an Employer, may, in accordance with the uniform procedures established by the Committee, request the Trustee to make a loan from the Trust fund.  The loan must meet the terms and condition specified in the written loan policy (which is described in a separate written document incorporated as part of the Plan by reference) and in the following Sections of this Article.

Upon retirement, termination, death or disability, participants receive lump-sum or rollover distributions.  Participants may elect distribution in cash or the Company’s common stock.  Effective January 1, 2003, the Plan was amended to allow the Administrator to distribute the entire vested account balance of a terminated Participant with a balance of $5,000 or less, not including any Rollover Account, without obtaining the Participant’s distribution election or consent.  If the Plan Administrator has attempted to contact a Participant or Beneficiary, the Plan Administrator can reclassify the lost Participant or Beneficiary’s account balance as a forfeiture, or in the event that the Participant or Beneficiary’s vested account balance is less than $5,000, the Administrator can establish a rollover account in the name of the lost Participant and transfer the balance to that account.  In the event that the lost employee later is found, the Plan would restore the account balance from the current forfeiture account and if the Plan forfeitures were not sufficient to restore the account, the Plan sponsor would make an additional contribution to restore the Participant’s account.

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon.  Participants vest in the remainder of their accounts as follows:

Years of Service	Vested Percentage

Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Forfeitures reduce future employer contributions.  Forfeitures were $15,211 and $9,765 for the years ended December 31, 2004 and 2003, respectively.

Plan Termination

Although the Company has not expressed any intent to do so, the Company may discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants become 100 percent vested in their accounts.

NOTE 2:  SUMMARY OF ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Administrative Costs

The Company pays all administrative and professional fees related to the Plan.  The amount paid by the Company during the 2004 plan year was $42,679.  Fees paid by the Plan to the trustee for the investment management services amounted to $61,466 for the year ended December 31, 2004 (see Note 6).

NOTE 3:  INVESTMENTS

At December 31, 2004 and 2003, the Plan held 462,669 shares and 471,539 shares, respectively, of the Company’s common stock, with a cost of $1,827,304 and $1,700,552, respectively.  The trustee valued the unregistered and registered shares at the December 31, 2004 and 2003 market price per registered share of $6.05 and $4.36 per share, respectively.  As of June 23, 2005, the Company’s common stock had a closing market price of $5.00 per share.  Money market funds are stated at cost, which approximates market value.  The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2004	2003
Cash	$ 185,589	$ 354,812
Collins Industries, Inc. Common Stock,
462,669 and 471,539 shares, respectively	2,799,147	2,055,910
American Advantage U.S. Government Fund
278,411 and 0 shares, respectively *	278,411	-
AI Money Market Fund
801,283 and 737,321 shares, respectively	801,283	737,321
Vanguard Index 500 Fund
14,329 and 11,556 shares, respectively	1,599,692	1,186,430
Vanguard Long-Term U.S. Treasury Bond Fund
26,342 and 21,778 shares, respectively	303,202	247,620
* - Non-participant directed

During 2004, the Plan’s investments (including gains and losses of assets bought and sold, as well as, held during the year) appreciated (depreciated) in value by $ 927,379 as follows:

Collins Industries, Inc. Common Stock	$ 687,972
Vanguard Index 500 Fund	117,707
Vanguard Long-Term Treasury Fund	3,563
American Ind NestEgg Funds	118,137
$ 927,379

NOTE 4:  NON-PARTICIPANT DIRECTED INVESTMENT

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

	2004	2003
Net Assets:
U.S. Government Money Market Fund	$ 278,411	$ -

	Year-ended	Year-ended
Changes in Net Assets:	2004	2003
Contributions	$ 282,378	$ 2,133
Transfers to participant directed investments	(3,967)	(154,379)
	$ 278,411	$ (152,246)

NOTE 5:  TAX STATUS

The Plan obtained its latest determination letter dated July 6, 2003, in which the Internal Revenue Service states the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Since receiving the determination letter the Plan has been amended.  The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, no provision for income taxes is reflected in the financial statements.

NOTE 6:  PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds issued by Intrust Bank.  Intrust Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 7:    TENDER OFFER

On December 1, 2003, the Company completed a modified Dutch auction tender offer for the purchase of a portion of the Company’s common stock.  As a result, the Company purchased and retired 14.4% of the Company’s outstanding common stock (1,050,879 shares) at $4.50 per share exclusive of transaction expenses. Participants of the Plan directed the Trustee to tender a total of 67,500 shares from their respective vested interest in the Employer Stock Fund.

NOTE 8:  PLAN AMENDMENTS

Plan amendment effective during the Plan year ended December 31, 2004, is summarized below.  Participants should refer to the amended Plan document for the complete amendment.

On October 26, 2004, the Plan was amended as follows:

A.

Section 5.06 is amended by adding the following sentence at the end of the first paragraph under said Section:  “A Participant may only receive one hardship withdrawal during any three (3) consecutive year period.”

B.     This Amendment is effective as of November 1, 2004.  In all other respects, the Plan shall remain in effect.

NOTE 9:  PROHIBITED TRANSACTION

During the Plan year the Company failed to remit, within the time period prescribed by                       CFR §2510.3-102, the Wheeled Coach December 2002 employee contribution.  The Company remitted the contribution in February 2003.

Supplemental Information

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD AT YEAR END

DECEMBER 31, 2004

		Description of Investment Including
	Identity of Issuer, Borrower	Maturity Date, Rate of Interest, Collateral
	Lessor or Similar Party	Par or Maturity Value	Cost	Current Value

*	Intrust Bank, N.A.	Cash	$ 185,589	$ 185,589

	Collins Industries, Inc.	Collins Industries, Inc. Common Stock	1,827,304	2,799,147

	Vanguard Group	Index 500 Fund	1,442,930	1,599,692

	Vanguard Group	Long-Term U.S. Treasury Bond Fund	296,655	303,202

	American Advantage	U.S. Government Money Market Fund	278,411	278,411

*	Intrust Bank, N.A.	American Ind NestEgg 2040 Fund	97,418	119,189

*	Intrust Bank, N.A.	American Ind NestEgg 2030 Fund	122,828	139,895

*	Intrust Bank, N.A.	American Ind NestEgg 2020 Fund	193,672	218,889

*	Intrust Bank, N.A.	American Ind NestEgg 2010 Fund	79,478	86,300

*	Intrust Bank, N.A.	American Ind NestEgg Capital Preservation	160,967	170,251

*	Intrust Bank, N.A.	AI Money Market Fund	801,283	801,283

	Participant Loans	Participant Loans at 4.75% - 11.50%
		and 5 Years to 5 Years	-	35,457

	Total		$ 5,486,535	$ 6,737,305

* Represents investments with a party-in-interest

COLLINS INDUSTRIES, INC.

TAX DEFERRED SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

DECEMBER 31, 2004

Description of Investment Including
Identity of Issuer, Borrower	Maturity Date, Rate or Interest,	Cost of	Proceeds of
Lessor, or Similar Party	Collateral, Par or Maturity Value	Acquisitions	Dispositions

American Advantage	U.S. Gov’t Money Market Fund	$ 3,967	$ 3,967

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collins Industries, Inc.
Tax Deferred Savings Plan and Trust
Dated:	August 5, 2005

	By	/s/
Cletus C. Glasener, Vice President of Finance and Chief Financial Officer
(Signing on behalf of the registrant and as principal accounting officer)

Collins Industries, Inc.
Tax Deferred Savings Plan and Trust
Dated:	August 5, 2005

	By	/s/
John L. Dreasher, Vice President of Human Resources
(Signing on behalf of the registrant)